UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G
(AMENDMENT)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vishay Intertechnology, Inc.
(Name of Issuer)

    Common Stock, par value $0.10 per share
(Title of Class of Securities)

       928298108
(CUSIP Number)

                  December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

Page 1 of  6 Pages

SCHEDULE 13G

CUSIP No. 928298108                                                         Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Dr. Felix Zandman S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 6,386,369
		6)	SHARED VOTING POWER 8,000,100
		7)	SOLE DISPOSITIVE POWER 741,887
		8)	SHARED DISPOSITIVE POWER 8,000,100
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,386,469
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12)	TYPE OF REPORTING PERSON IN

Securities and Exchange Commission
February 15, 2010

Schedule 13G

Item 1(a).	Name of Issuer:

Vishay Intertechnology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

63 Lancaster Avenue
Malvern, Pennsylvania  19355-2143

Item 2(a).               Name of Person Filing:

Dr. Felix Zandman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

63 Lancaster Avenue
Malvern, Pennsylvania  19355-2143

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.10 per share

Item 2(e).	CUSIP Number:

928298108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

Securities and Exchange Commission
February 15, 2010

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 14,386,4691

(b)	Percent of class: 7.7%2

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 6,386,3693

(ii)	Shared power to vote or to direct the vote: 8,000,1004

____________________

1 Consists of 28,153 shares of common stock, 14,261,316 shares of class B common stock and 97,000 shares of common stock underlying currently exercisable options.  Each share of class B common stock is convertible into one share of common stock.  Does not include 1,159 shares of common stock held by Dr. Zandman’s spouse.  The class B common stock beneficially owned by Dr. Zandman includes 616,734 shares directly owned by Dr. Zandman, 8,000,100 shares held in family trusts, of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control and 5,644,482 shares held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control.  The shares held in a voting trust consist of 3,134,074 shares deposited by the Estate of Mrs. Luella B. Slaner and 2,510,408 shares deposited by Mrs. Slaner’s children and various trusts for the benefit of Mrs. Slaner’s children and grandchildren.  The voting trust agreement that governs the voting trust will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered office of the Company.

2 The class B common stock is entitled to 10 votes per share.  The shares beneficially owned by Dr. Zandman constitute approximately 45.2% of the outstanding voting power.

3 Consists of 28,153 shares of common stock and 616,734 shares of class B common stock owned directly by Dr. Zandman and 97,000 shares of common stock underlying currently exercisable options owned directly by Dr. Zandman and 5,644,482 shares of class B common stock held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control.

4 Consists of 8,000,100 shares of class B common stock held in family trusts, of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control.

Securities and Exchange Commission
February 15, 2010

(iii)	Sole power to dispose or to direct the disposition of: 741,8875

(iv)	Shared power to dispose or to direct the disposition of: 8,000,1006

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.                   Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

________________________

5 Consists of 28,153 shares of common stock, 616,734 shares of class B common stock and 97,000 shares of common stock underlying currently exercisable options.

6 See footnote 4.

Securities and Exchange Commission
February 15, 2010

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 15, 2010
Date

/s/ Dr. Felix Zandman
Signature